New Mineral Zone Discovered at Pinson in Atna’s Final Drilling

Vancouver, B.C. (June 5, 2006). Atna Resources Ltd. (ATN:TSX) is pleased to announce that final assays received from the last six holes drilled on the Pinson Property, Nevada, indicate a new zone of gold mineralization. This demonstrates additional potential to increase the size of the resource already reported on the property. Highlights from the new drilling include:

CX-West Underground Core Results:

Drill Hole	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)
UGCXW-001	70.0	82.0	12.0 (3.7)	0.161 (5.5)
UGCXW-002	67.5	70.5	3.0 (0.9)	0.101 (3.5)
UGCXW-003	98.2	120.1	21.9 (6.7)	0.132 (4.5)
UGCXW-004	63.0	64.2	1.2 (0.4)	0.058 (2.0)
UGCXW-005	272.8	308.0	35.2 (10.7)	0.278 (9.5)
and	330.5	357.0	26.5 (8.1)	0.114 (3.9)
	Hole	lost	at 357.0 ft.	in 0.219 oz/ton Au
UGCXW-006	309.0	311.5	2.5 (0.8)	0.278 (9.5)
and	320.0	348.0	28.0 (8.5)	0.399 (13.7)
and	360.0	377.0	17.0 (5.2)	0.048 (1.6)
and	390.0	405.0	15.0 (4.6)	0.137 (4.7)

The newly discovered mineralization is located between the Range Front and Ogee Zones along the CX-West fault zone that trends N60E and dips nearly vertical. UGCXW-005 and 006 are located near the intersection of the CX-West fault with the Range Front fault zone which host a significant portion of the project’s mineral resources reported in April 2006. The fault intersection has apparently enhanced the permeability of the limy host rocks and resulted in multiple strands of mineralization extending outward from the Range Front zone. Due to the irregular shapes of the mineralized zones at Pinson, the true width of the new CX-West zone is unknown. Pinson contains a measured resource of 0.694 million tons grading 0.41 oz/ton Au and indicated resources of 0.996 million tons grading 0.43 oz/ton Au (measured and indicated resources total 1.69 million tons grading 0.42 oz/ton Au - 712,600 contained ounces gold). Additionally, the project has an inferred resource of 3.09 million tons grading 0.34 oz/ton Au (1,053,700 contained ounces gold).

Atna has earned a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Pinson Mining has elected to back-in to a 70% interest in the project by spending US$30 million prior to April 6th, 2009. If Pinson completes its back-in requirements, Atna will have a 30% interest in the project.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD.,
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com